Filed by Rockley Photonics Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Rockley Photonics Limited

SC Health Corporation

(Commission File No. 001-38972)

Risk Factor Considerations

Rockley’s business and its ability to execute its strategy, the proposed business combination, and any investment in the securities of the combined company are subject to risks and uncertainties, many of which are beyond Rockley’s control and will be beyond the control of the combined company. You should carefully consider and evaluate all of the risks and uncertainties with respect to any investment in the securities of the combined company, including, but not limited to, the following:

Risks Related to Rockley’s Business and Industry

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If Rockley does not fully develop or commercialize its products and services, including its silicon photonics chipsets, or if such products and services experience significant delays, Rockley’s business, financial condition, and results of operation will be materially and adversely affected and Rockley may never achieve or sustain profitability.

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If the end products into which Rockley’s products are incorporated are not fully developed and commercialized or do not achieve widespread market acceptance, or if such products experience delays, cancellations, or reductions, Rockley’s business, financial condition, and results of operations will be materially and adversely affected.

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If Rockley’s products are not selected for inclusion in its customers’ end products, including products for the consumer health and wellness market, or adopted in other industry verticals or use cases including, but not limited to, medical device, data center connectivity, machine vision, and computer connectivity, or are not adopted by leading consumer and medical device companies, life sciences companies, or their respective suppliers, Rockley’s business will be materially and adversely affected.

•	Rockley’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges which may impact its business.

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Rockley’s forecasts and projections are based upon assumptions, analyses, and internal estimates developed by Rockley’s management. If these assumptions, analyses, or estimates prove to be incorrect or inaccurate, Rockley’s actual operating results may differ materially from those forecasted or projected.

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The strategic initiatives Rockley has undertaken or may undertake in the future may be more costly than currently anticipated and Rockley may not generate sufficient revenue to offset the costs of these initiatives, which in turn would negatively impact Rockley’s ability to achieve and maintain profitability.

•	Rockley expects its results of operations to fluctuate on a quarterly and annual basis, which could cause the stock price of the combined company to fluctuate or decline.

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Rockley expects to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase its losses and negatively impact its ability to achieve or maintain profitability.

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If Rockley is unable to manage its growth or expansion of operations, including in a cost-efficient manner, its business, operations, and financial condition, as well as its ability to scale its operations, could be materially and adversely affected.

•	Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate.

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If Rockley is unable to accurately forecast long-term end-customer adoption rates and demand for Rockley’s products, it could materially and adversely affect its current and future financial results of operations.

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Rockley’s target customer and product markets may not grow or develop as Rockley currently expects, and if Rockley fails to penetrate new markets and scale successfully within those markets, Rockley’s revenue and financial condition would be harmed.

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Rockley’s target markets are characterized by rapid technological change, which requires Rockley to continue to develop new products and technology innovations and could adversely affect market adoption of its products.

•	Rockley may be unable to make the substantial investments that are required to remain competitive.

•	If Rockley fails to compete effectively, it may lose or fail to gain market share, which could negatively impact Rockley’s operating results and Rockley’s business.

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Rockley may pursue strategic investments or acquisitions in the future. If Rockley fails to successfully select, execute, or integrate its acquisitions, then its business, results of operations, and financial condition could be materially and adversely affected, and the stock price of the combined company could decline.

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Rockley’s international operations expose it to operational, financial, and regulatory risks, including possible unfavorable regulatory, political, tax, and labor conditions, which could harm Rockley’s business.

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The average selling prices of Rockley’s products could decrease rapidly over the life of the product, which may negatively affect Rockley’s revenue and margins. In addition, the selling prices Rockley is able to ultimately charge in the future for the products it is currently developing or commercializing may be less than what Rockley currently projects, which may cause Rockley’s actual operating results to differ materially from its projections.

•	Rockley’s gross margins may fluctuate due to a variety of factors, which could negatively impact Rockley’s results of operations and Rockley’s financial condition.

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Because some of the raw materials and key components in its products come from limited or single source suppliers, Rockley is susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt its supply chain and could delay deliveries of its products to customers, which could adversely affect Rockley’s business, results of operations, and financial condition.

•	If the foundries with which Rockley contracts do not achieve satisfactory yields or quality, Rockley’s reputation and customer relationships could be harmed.

•	Raw material price fluctuations can increase the cost of Rockley’s products, impact Rockley’s ability to meet customer commitments, and may adversely affect its results of operations.

•	Rockley is subject to the cyclical nature of the semiconductor industry.

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If Rockley or its suppliers do not maintain sufficient inventory or if they do not adequately manage their respective inventory, Rockley could lose sales or incur higher inventory-related expenses, which could negatively affect Rockley’s operating results.

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If Rockley’s products do not conform to, or are not compatible with, existing or emerging industry standards, demand for Rockley’s products may decrease, which in turn would harm Rockley’s business and operating results.

•	Rockley may be subject to warranty or product liability claims, which could result in unexpected expenses and loss of market share.

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The complexity of Rockley’s products and its anticipated future product and service offerings could result in unforeseen delays or expenses from undetected defects, errors, or reliability issues in hardware or software that could reduce the market adoption of its new products, damage its reputation with current or prospective customers, and adversely affect its operating costs.

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Rockley currently expects to recognize subscription revenue from its future cloud-based analytics subscription offering ratably over the term of these subscriptions and, to a lesser extent, perpetual licenses ratably over an expected period of benefit and, as a result, downturns in sales may not be immediately reflected in its operating results.

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Any decline in customer renewals, terminations, or failure to convince customers to use Rockley’s cloud-based analytics subscription service would harm its business, results of operations, and financial condition.

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If Rockley’s future platform offerings do not interoperate with its customers’ network and security infrastructure or with third-party products, websites, or services, it would negatively impact its business and results of operations.

•	Rockley licenses technology from third parties, and its inability to maintain those licenses could harm its business.

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Portions of Rockley’s cloud-based analytics subscription offering utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect its business.

Customer-Related Risks

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Rockley currently has, and intends to target, customers and suppliers that are large corporations with substantial negotiating power, exacting product, quality, and warranty standards, and potentially competitive internal solutions. If Rockley is unable to sell its products to these customers or is unable to enter into agreements with customers and suppliers on satisfactory terms, its prospects and results of operations will be adversely affected.

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Rockley currently depends on a few large customers for a substantial portion of its revenue. The loss of, or a significant reduction in, orders from Rockley’s customers could significantly reduce its revenue and adversely impact Rockley’s operating results.

•	Rockley is dependent in part upon its relationships and alliances with industry participants in order to generate revenue, which involves risks and uncertainties.

•	If Rockley is unable to expand or further diversify its customer base, its business, financial condition, and results of operations could suffer.

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Because Rockley does not anticipate long-term purchase commitments with its customers, orders may be cancelled, reduced, or rescheduled with little or no notice, which in turn exposes Rockley to inventory risk, and may cause its business and results of operations to suffer.

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If Rockley is unable to establish and maintain confidence in its long-term business prospects among customers and analysts and within its industry or is subject to negative publicity, then Rockley’s financial condition, operating results, business prospects, and access to capital may suffer materially.

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Rockley’s investments in educating its customers and potential customers about the advantages of Rockley’s silicon photonics and sensing technology and its applications will require significant financial and personnel resources and may not result in sales of Rockley’s products.

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Rockley’s business depends substantially on the efforts of its executive officers, including its Chief Executive Officer and founder, Dr. Andrew Rickman, and highly skilled personnel, and its operations may be severely disrupted if it lost their services.

Legal and Regulatory Risks Related to Rockley’s Business

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Rockley is subject to governmental export and import control laws and regulations. Rockley’s failure to comply with these laws and regulations could have an adverse effect on its business, prospects, financial condition, and results of operations.

•	Changes to trade policy, tariffs, and import/export regulations may have a material adverse effect on Rockley’s business, financial condition, and results of operations.

•	Rockley may become involved in legal and regulatory proceedings and commercial or contractual disputes, which could have an adverse effect on its profitability and financial position.

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Rockley is subject to, and must remain in compliance with, numerous laws and governmental regulations across various jurisdictions concerning the use, distribution, and sale of its products. Some of Rockley’s customers also require that it comply with their own unique requirements relating to these matters.

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Rockley may in the future become subject to additional regulations, including Food and Drug Administration, clearance or approval, for health monitoring products in which Rockley’s products are incorporated. Achieving and maintaining compliance and approval under applicable regulations may be difficult to achieve.

•	Rockley is subject to various environmental laws and regulations that could impose substantial costs upon Rockley.

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Rockley is subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. Rockley can face criminal liability and other serious consequences for violations, which can harm its business.

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Failures, or perceived failures, to comply with privacy, data protection, and information security requirements in the variety of jurisdictions in which Rockley operates may adversely impact its business, and such legal requirements are evolving, uncertain, and may require improvements in, or changes to, Rockley’s policies and operations.

•	Regulations related to conflict minerals may cause Rockley to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of its products.

Risks Related to Rockley’s Intellectual Property

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Despite the actions Rockley is taking to defend and protect its intellectual property, Rockley may not be able to adequately protect or enforce its intellectual property rights or prevent unauthorized parties from copying or reverse engineering its products or technology. Rockley’s efforts to protect and enforce its intellectual property rights and prevent third parties from violating its rights may be costly.

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Third-party claims that Rockley is infringing intellectual property, whether successful or not, could subject Rockley to costly and time-consuming litigation or expensive licenses, and its business could be adversely affected.

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Rockley’s intellectual property applications, including patent applications, may not be approved or granted or may take longer than expected to result in approval or grant, which may have a material adverse effect on Rockley’s ability to prevent others from commercially exploiting products similar to Rockley’s.

•	In addition to patented technology, Rockley relies on its unpatented proprietary technology, trade secrets, designs, experiences, workflows, data, processes, software, and know-how.

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Rockley may be subject to damages resulting from claims that it or its current or former employees have wrongfully used or disclosed alleged trade secrets of its current or former employees’ former employers. Rockley may be subject to damages if its current or former employees wrongfully use or disclose Rockley’s trade secrets.

Risks Related to Infrastructure, Cybersecurity and Privacy

•	A network or data security incident may allow unauthorized access to Rockley’s network or data, harm its reputation, create additional liability, and adversely impact its financial results.

•	Any disruption or performance issues with Rockley’s network infrastructure could harm its brand, reputation, and business.

•	Rockley relies on third parties to maintain and operate certain elements of its network infrastructure.

Risks Related to Financial and Accounting Matters

•	Rockley’s failure to raise additional capital or generate the significant capital necessary to expand its operations could reduce its ability to compete and could harm its business.

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The nature of Rockley’s business requires the application of complex revenue recognition rules. Significant changes in current principles will affect its consolidated financial statements and changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and harm its results of operations.

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In preparing Rockley’s consolidated financial statements, Rockley makes good faith estimates and judgments that may change or turn out to be erroneous, which could adversely affect Rockley’s operating results.

•	Rockley’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

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Projections provided to prospective investors have not been prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and have not been compiled or examined by any registered public accountants nor any other independent expert or outside party.

Risks Related to Being a Public Company

•	Rockley’s management team has varying degrees of experience managing and operating a public company.

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If Rockley fails to maintain an effective system of internal controls, its ability to produce timely and accurate financial statements or comply with applicable regulations could be adversely affected.

•	The requirements of being a public company may strain Rockley’s resources, divert management’s attention, and affect its ability to attract and retain qualified board members.

•	Rockley’s directors and officers may have interests in the business combination different from the interests of Rockley’s stockholders.

General Risks

•	The global COVID-19 pandemic could harm Rockley’s business and results of operations.

•	The recurrence or continued effects of a global economic downturn as a result of the COVID-19 pandemic could have an adverse effect on Rockley’s business and operating results.